ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated September 29, 2010

UBS AG Media Relations Kelly Smith Tel: +1-212-882-5699 www.ubs.com September 29, 2010
Media release

UBS Announces the 16th ETN in its E-TRACS Platform Which Gives Short Exposure to the Alerian MLP Infrastructure Total Return Index

New York, September 29, 2010 – UBS Investment Bank announced today the addition of a new exchange traded note (ETN) to its E-TRACS platform, the UBS E-TRACS 1X Monthly Short Alerian MLP Infrastructure Total Return Index. It is the 16th ETN in UBS’s rapidly growing E-TRACS platform, and the fourth ETN with Alerian. It began trading today on NYSE Arca under the ticker symbol, MLPS, and is designed to provide short exposure to the Master Limited Partnership (MLP) market by tracking the inverse performance of the Alerian MLP Infrastructure Total Return Index.

“This is our fourth ETN with Alerian and expands even further our spectrum of MLP ETN choices, giving investors an easily accessible, exchange-traded vehicle to hedge their exposure to the Master Limited Partnership market,” said Christopher Yeagley, Managing Director and US Head of Equity Structured Products. “We are proud of the diversity of our E-TRACS platform and are excited that we can continue offering investors interesting and useful products.”

UBS E-TRACS belong to an innovative class of investment products offering access to markets and strategies that had not previously been readily available to investors, and offer unique diversification opportunities in a number of different sectors.

UBS has 15 other existing E-TRACS ETNs – 10 that track the performance of various UBS Bloomberg CMCI indexes, like platinum, silver, gold, livestock, food, etc; one that tracks the total return of the Dow Jones-UBS Commodity Index; one that is linked to the S&P 500 Gold Hedged Index; one linked to the Alerian MLP Infrastructure Index; one that offers 2x leveraged exposure to the Alerian MLP Infrastructure Index; and one linked to the Alerian Natural Gas MLP Index.

The Alerian MLP Infrastructure Total Return Index is comprised of 25 energy infrastructure MLPs whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities. This index provides investors with a benchmark for the infrastructure component of this emerging asset class.

UBS E-TRACs are senior unsecured notes issued by UBS AG, are traded like any other security on NYSE Arca, and can be bought and sold through a broker or financial advisor. For more information about UBS E-TRACs, please visit www.ubs.com/e-tracs.

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The contents of any website referred to in this free writing prospectus are not part of, or incorporated by reference in, this free writing prospectus. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

Alerian MLP Infrastructure Index, Alerian Natural Gas MLP Index, Alerian MLP Infrastructure Total Return Index, Alerian Natural Gas MLP Total Return Index, AMZIX and ANGI are trademarks of Alerian and their use is granted under a license from Alerian.

About UBS

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions and manage CHF 2.2 trillion in invested assets.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 64,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

Inquiries:         Kelly Smith of UBS at +1-212-882-5699 or kelly.smith@ubs.com